328 – 550 Burrard Street Vancouver, BCV6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 12-240
December 12, 2012

Platinum Group Metals Announces Public Offering of Common Shares

Platinum Group Metals Ltd., (PTM-TSX, PLG-NYSE.MKT) (the “Company” or “Platinum Group Metals”) has priced its previously announced public offering of common shares (the “Offering”). Pursuant to the Offering, the Company will issue 225,000,000 common shares at a price of C$0.80 per common share, for aggregate gross proceeds of C$180,000,000. The Company will file an amended and restated preliminary short form prospectus with the securities commissions in all provinces of Canada, and will file an amendment to the registration statement with the United States Securities and Exchange Commission. Closing of the Offering is expected to occur on or about January 4, 2013.

The Company has also granted the Underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase additional common shares representing an additional 15% of the Offering to cover over-allotments.

The Company intends to use the net proceeds from the Offering to partially fund its 74% share of Phase 2 development costs at the WBJV Project 1 platinum mine, its 63% obligation towards ongoing exploration and engineering work on the Waterberg project and for general working capital purposes.

BMO Capital Markets, RBC Capital Markets and GMP Securities L.P. are acting as joint bookrunners on the offering and Raymond James Ltd., Stifel Nicolaus Canada Inc., CIBC and Cormark Securities Inc. are acting as co-managers on the Offering.

The Company has applied to list the common shares subject to the Offering on the Toronto Stock Exchange (“TSX”) and the NYSE MKT, LLC (“NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE MKT.

A copy of the amended and restated preliminary short form prospectus may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (tel: 905-696-8884 x4222), and in the United States by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

A registration statement relating to the common shares of Platinum Group Metals has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group Metals has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Platinum Group Metals management team has a track record of discovery of precious metals mines over the past 20 years. The Company also has a near surface discovery at Waterberg in Joint Venture with Japan Oil, Gas and Metals National Corp., the Japanese state owned Company.

Platinum Group Metals is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the closing and use of proceeds of the Offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to successfully obtain equity financing and negotiate a cost overrun facility, the Company’s ability to obtain the requisite personnel to enable the construction work to proceed, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s amended and restated prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.